Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THE

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

DURECT CORPORATION

The undersigned, James E. Brown, hereby certifies that:

1. He is the President and Chief Executive Officer of Durect Corporation, a Delaware corporation (the “Corporation”).

2. The original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 6, 1998 under the name “Durect Therapeutics Corporation.”

3. Article Fourth, Paragraph (A) of the Corporation’s Amended and Restated Certificate of Incorporation is amended and restated in its entirety to read as follows:

“(A) The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is Six Hundred and Ten Million (610,000,000) shares, each with a par value of $0.0001 per share. Six Hundred Million (600,000,000) shares shall be Common Stock and Ten Million (10,000,000) shares shall be Preferred Stock.”

4. This Certificate of Amendment of the Corporation’s Amended and Restated Certificate of Incorporation has been duly adopted by this Corporation’s board of directors and stockholders in accordance with the provisions of the Corporation’s Amended and Restated Certificate of Incorporation and with Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Amendment of Amended and Restated Certificate of Incorporation at Cupertino, California on June 15, 2021.

/s/ James E. Brown
James E. Brown President and Chief Executive Officer